Exhibit 99.1

Assignment

This Assignment Agreement (the “Agreement”), effective as of October 27, 2014, is made by Nickolas W. Jekogian, III (“Jekogian”) to Nickolas W. Jekogian, Jr., as Trustee of the BBJ Irrevocable Family Trust (the “Trust”).

WHEREAS, Jekogian and Gordon DiPaolo (“DiPaolo”) have entered into a certain Put Agreement, dated as of November 8, 2011 (the “Put Agreement;” capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Put Agreement); and

WHEREAS, DiPaolo has decided to exercise the Put Option and the Trust is willing to purchase the Put Shares at the Put Option Price.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Assignment. Jekogian hereby assigns, grants, conveys and transfers to the Trust all of Jekogian’s right to purchase the Put Shares under the Put Agreement upon exercise of the Put Option.

2. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule.

3. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date first above written.

/s/ Nickolas W. Jekogian, , III.
Nickolas W. Jekogian, III